Exhibit 99.2

Recent Transactions

Reporting Person	Security	Transaction	Date	No. Shares	Price Per Share
BBH*	Class S Units of Beneficial Interest	Purchase	8/7/2026	21,942.45	$11.12
BBH*	Class S Units of Beneficial Interest	Purchase	8/10/2026	37,244.17	$11.14
* On behalf of Client Accounts